SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 2nd, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	Quarterly Earnings Press Release dated 2nd of November 2004	1 to 9

03/11/04

The Company obtained positive EBITDA for the fourth consecutive quarter and improved net income by 40 million euros compared to the same period of last year

TERRA IMPROVES EBITDA BY 42 MILLION EUROS AND CONSOLIDATES PROFITABILITY

Key highlights of the first nine months of 2004 compared to the same period of 2003:

•	Terra group revenues for January-September 2004 stood at 407 million euros, an increase of 16 million euros on the same period in 2003. In constant euros (i.e. stripping Excluding the exchange-rate effect, revenues rose by 9% to 426 million euros.

•	EBITDA, which has now been positive for four consecutive quarters, was 4.3 million euros, an improvement of 42 million euros on the first nine months of 2003.

•	Net income improved by 40 million euros or 29% compared to the same period in 2003 to –97 million euros.

•	At end-September 2004 the Company had 6.1 million access, communication, content and portal services customers, an increase of 33% on September 2003.

•	In September 2004 the Company had a total of 965,000 broadband customers, an increase of 78% from September 2003. Subscribers to communications, portal and content services grew by 41%, to 4.26 million.

Madrid, 3 November 2004.- Terra Networks, S.A. (MC: TRR; NASDAQ:TRLY), the world’s leading Spanish and Portuguese internet group, today released its financial results for the first nine months of 2004, and comparisons with the same period in 2003.

Revenues

The Company obtained revenues for January-September 2004 of 407 million euros in current euros, an increase of over 16 million euros on the same period in 2003. Of the total, 58% was contributed by countries outside the euro zone. Excluding currency effects, that is in constant euros of the first nine months of 2003, revenues were 426 million euros. This represents an impact of 19 million euros and an increase of 9% on the same period last year.

The access business accounted for 43% of revenues; advertising and e-commerce accounted for 24%; value-added communication, portal and content services for 23%; and corporate and SME services and other revenues for 10%.

Operating expenses

Efficient management has continuously improved processes and structures, and is steadily bringing down operating costs. Excluding goods purchased, other operating expenses totalled 255 million euros, an improvement of 14% or 41 million euros over the period January-September 2003.

EBITDA

Improvements on the gross profit line and the firm grip on other operating costs resulted in a sharp increase in operating income or EBITDA, which has now been positive for four consecutive quarters. EBITDA in the period was 4.3 million euros, a 42 million euro or 11 percentage point improvement on the same period of last year.

Net income

Net income for the first nine months of 2004 improved by 29% or 40 million euros to –97 million euros compared to the same period of 2003.

Cash

The Company closed the first nine months of the year with 471 million euros in cash, generating a cashflow of 9 million euros. At the Ordinary General Shareholders’ Meeting held on 22 June, a majority of shareholders voted to pay a dividend charged against the issue premium reserve of 2 euros before tax for each Terra share in issue. Payment was made on 30 July for a total amount of 1,136 million euros.

Operating Results

Terra had 6.1 million paid access, communication, content and portal services customers at the end of September 2004, an increase of 33% compared to September 2003.

We would highlight the increase in broadband customers to 965,000 at 30 September, a 78% increase over September 2003. Broadband now provides 52% of all paying access customers, up from 34% at the end of September 2003. Broadband customer numbers rose by 94% in Brazil and 73% in Chile.

In Spain, where ADSL clients increased 33% vs 2003, the Company launched “Terra ADSL Ocio”, a new internet access product combining high speed of 512 Kbps, flexible connection time and quality parameters at the low price of € 21.9 per month. In addition, Terra España has doubled access speed for its ADSL clients without altering the price and without the need to change their PC settings. The new speeds enable subscribers to maximise the use of advanced services and content that require a wider band; e.g. video on demand, file downloads and on line games, etc.

Terra España has recently boosted the launch of services based on broadband content, such as the joint development of multimedia products and services with Real Madrid C.F. and FC Barcelona pursuant to respective agreements with the soccer clubs. The Real Madrid Exclusive Zone and the FC Barcelona Premium Zone are exclusive premium products with a price of €36 per year, offering a full range of multimedia services for internet and mobile phones, enabling domestic and international fans to stay up to date with the latest developments at both clubs.

Along similar lines, Terra España presented yesterday, “Terra Música Premium”, a new service comprising a data base with 500,000 songs and video clips in WMA format. Terra Musica Premium enables Terra ADSL clients to listen to songs from the database, enjoy a selection of predetermined channels or compile individualized music lists according to their preferences, for €6 (just music) or €9.95 (music and video clips) per month. Users can also download songs and/or entire albums for €0.99 per song.

Subscribers for communication, content and portal services rose by 41% to 4.26 million. This was thanks to both the success of the products and services launched by the Company in the various countries where it operates and the alliance with Telefónica.

The Company has announced the launch of new products such as the Fotolog service in Brazil and Chile, a new tool enabling registered Terra users to post photos and share them with other network users, and the Speed Accelerator, which can increase the speed by up to 5 times, thereby enhancing navigation for downloading charts, pictures and animations and receiving and sending e-mail.

Terra has sold all its Lycos, Inc. shares, as part of its strategy to strengthen its presence in those regions in which Grupo Telefónica has significant operations, especially in the Spanish and Portuguese speaking markets.

Kim Faura, executive chairman of Terra, said “the results show we are achieving constant growth in our various business lines, which together with efficient management, will enable continuous improvement in the Company’s profitability.” He added that Terra “focuses on its customers, providing the market with value-added services and content which meet their needs”.

Telephone numbers:

• Public Relations Pablo Fuentes +34-91-452-4248 pablo.fuentes@corp.terra.com	Ana Sánchez (U.S.) +1-781-370-3281 ana.sanchez@us.corp.terra.com

• Investor Relations Miguel von Bernard +34-91-452-3922 relaciones.inversores@corp.terralycos.com

Annex I

TERRA LYCOS

Consolidated Statement of Operations

(In thousands of euros – Spanish GAAP)

Unaudited

	Nine Months Sep-30
	2004	2003(1)
Revenues:
Access	176,365	161,392
Advertising and e-commerce	96,204	99,558
Communication, portal and content services	92,750	88,766
Corporate & SMEs Services and Other	42,147	41,523
Total revenues	407,466	391,239
Goods purchased	(196,425)	(199,561)
Gross profit	211,041	191,678
Personnel expenses	(78,484)	(93,126)
Professional services	(17,170)	(16,374)
Depreciation and amortization	(48,228)	(57,158)
Marketing and Commissions	(46,576)	(54,395)
Maintenance, supplies and leases	(22,258)	(33,333)
Other expenses	(42,215)	(41,553)
Total other operating expenses	(254,931)	(295,939)
Operating loss	(43,890)	(104,261)
Financial income (expense)	16,335	27,059
Amortization of goodwill	(58,997)	(62,385)
Equity share in affiliate losses, net	(12,856)	(15,014)
Extraordinary income (expense) and other	(29,725)	17,401
Income (loss) before taxes	(129,133)	(137,200)
Corporate income tax	29,348	(226)
Minority interest	2,927	447
Net Loss (Spanish GAAP)	(96,858)	(136,979)
Shares excluding Stock Options Plan ('000)	561,059	560,973

(1)	Revenue by business line and some operating expenses show slight variations from previously reported figures due to reclassifications

Annex II

TERRA LYCOS

Notes to P&L

EBITDA

	Sep-30
	2004	2003	D%
Operating loss	(43,890)	(104,261)	58%
Depreciation and amortization	48,228	57,158	16%
Leases (1)	0	9,875	100%
EBITDA (2)	4,338	(37,228)	112%
EBITDA Margin	1%	-10%	11	b.p.

(1)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs

(2)	See EBITDA description in the Other Information section

OPERATING DATA

(in thousands)

	Sep-30
	2004	2003	D%
Total Paid Subscribers (1)	6,110	4,602	33%
Access:
Narrowband	884	1,035	-15%
Broadband	965	543	78%
Total	1,850	1,578	17%
OBP (CSP/Portal):	4,260	3,024	41%
Broadband Access Subscribers:
Spain	191	143	33%
Latam	775	400	93%
Total	965	543	78%

(1)	Based on number of services delivered. Some subscribers may be contracting access and OBP product/services at the same time

Annex III

TERRA LYCOS

Other Information

Revenues

Access: subscriptions, traffic-inducement fees and call center revenues from residential clients.

Advertising and e-commerce: advertising, slotting fees and transaction commissions.

Communication, Portal and Content Services: value-added service fees related to communication, portal and content services and software package licenses provided to residential customers, professionals or SMEs and paid to us by the final user, or the companies through which we distribute them to the final user.

Corporate Services & SMEs and Other: primarily services to corporations and SMEs both access and media related. It excludes fees paid to us by the companies that distribute our value-added services, which are included under the communication, portal and content services line.

Goods Purchased

Include telecommunication expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-serving costs, purchase of content, operating outsourcing and any other purchase.

Personnel Expenses

Include salaries, associated expenses and other employee benefits, regardless of the job classification of the employee.

Professional Services

Include, among others, consulting, legal advisors’, auditors’ fees.

Depreciation and Amortization Expenses

Include depreciation charges relating to tangible assets and amortization charges relating to intangible assets (not including goodwill), intangible rights and start-up costs.

Marketing and Commissions

Include expenses related to advertising and marketing.

Maintenance, Supplies and Leases

Include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses.

Other Expenses

These expenses include bad debt, tax (other than income tax), travel expenses, insurance policies and other expenses.

EBITDA

EBITDA is defined as operating income (loss) before depreciation on fixed assets, lease expense on fixed assets and amortization on intangible assets.

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on equity method investments, goodwill amortization and other one time charges we believe to be outside the normal course of business and which may change from period to period, as well as income taxes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	2nd of November 2004	By:	/s/ Elías Rodríguez-Viña Cancio
			Name:	Elías Rodríguez-Viña Cancio
			Title:	Chief Financial Officer Terra Networks, S.A.